SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

        Certificate is filed by: Ohio Edison Company (“Ohio Edison” or the “Company”), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities:

Master Promissory Note (the “Note”) issued in connection with establishment of a short-term revolving line of credit for the Company with the holder of the Note.

2.     Issue, renewal or guaranty:

        Issue.

3.     Principal amount of each security:

        $20,000,000

4.     Rate of interest per annum of each security:

Advances under the Note may be made, at the option of the Company, as Base Rate Advances, LIBOR Advances or Money Market Advances. Base Rate Advances bear interest at a floating rate per annum equal to the Base Rate (as defined in the Note) from time to time in effect. LIBOR Advances bear interest for periods of one, two, three or six months, at the option of the Company, at the LIBOR Rate (as defined in the Note) plus the Applicable LIBOR Margin, which margin is based on the senior unsecured long-term debt ratings of the Company and is currently 100 basis points. Money Market Advances bear interest at a fixed rate per annum determined by the holder of the Note and agreed upon by the Company.

5.     Date of issue, renewal or guaranty of each security:

        November 12, 2004.

6.     If renewal of security, give date of original issue:

        Not applicable.

7.     Date of maturity of each security:

        November 10, 2005.

8.     Name of the person to whom each security was issued, renewed or guaranteed:

        KeyBank National Association

9.     Collateral given with each security:

         The Note is an unsecured obligation of Ohio Edison.

10.     Consideration given for each security:

Ohio Edison issued the Note in consideration of the establishment of a $20,000,000 short-term revolving line of credit with the holder of the Note.

11.     Application of proceeds of each security:

          Borrowings under the Note will be used for working capital and other general corporate purposes.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          (a)        the provisions contained in the first sentence of Section 6(b) [ ]

          (b)        the provisions contained in the fourth sentence of Section 6(b) [ ]

          (c)        the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

           Not applicable.

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

           Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52.

OHIO EDISON COMPANY By: /s/ Randy Scilla Randy Scilla Assistant Treasurer

Dated: November 30, 2004